UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Retail Opportunity Investments Corp.

(Name of Issuer)

Common Stock, $ 0.0001 par value

(Title of Class of Securities)

76131N 101

(CUSIP Number)

NRDC Capital Management, LLC
3 Manhattanville Road
Purchase, NY 10577
Attn: Francis Casale
(914) 272-8067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. 76131N 101

1.	NAME OF REPORTING PERSONS NRDC Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 26-0500520

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 8,000,000(1)(2)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 8,000,000(1)(2)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14.	TYPE OF REPORTING PERSON OO

(1) Covers 8,000,000 shares of Common Stock issuable upon exercise of warrants.
(2) See item 5 of this Statement on Schedule 13D below for disclosure regarding warrants.

CUSIP No. 76131N 101

1.	NAME OF REPORTING PERSONS Richard A. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 8,000,000(1)(2)(3)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 8,000,000(1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14.	TYPE OF REPORTING PERSON IN

(1) Covers 8,000,000 shares of Common Stock issuable upon exercise of warrants.
(2) See item 5 of this Statement on Schedule 13D below for disclosure regarding warrants.
(3) These shares may be deemed to be beneficially owned by Mr. Baker solely in his capacity as a member and manager of NRDC Capital Management, LLC.

CUSIP No. 76131N 101

1.	NAME OF REPORTING PERSONS Robert C. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 8,000,000(1)(2)(3)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 8,000,000(1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14.	TYPE OF REPORTING PERSON IN

(1) Covers 8,000,000 shares of Common Stock issuable upon exercise of warrants.
(2) See item 5 of this Statement on Schedule 13D below for disclosure regarding warrants.
(3) These shares may be deemed to be beneficially owned by Mr. Baker solely in his capacity as a member and manager of NRDC Capital Management, LLC.

CUSIP No. 76131N 101

1.	NAME OF REPORTING PERSONS William L. Mack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 8,000,000(1)(2)(3)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 8,000,000(1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14.	TYPE OF REPORTING PERSON IN

(1) Covers 8,000,000 shares of Common Stock issuable upon exercise of warrants.
(2) See item 5 of this Statement on Schedule 13D below for disclosure regarding warrants.
(3) These shares may be deemed to be beneficially owned by Mr. Mack solely in his capacity as a member and manager of NRDC Capital Management, LLC.

CUSIP No. 76131N 101

1.	NAME OF REPORTING PERSONS Lee S. Neibart

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 8,000,000(1)(2)(3)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 8,000,000(1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14.	TYPE OF REPORTING PERSON IN

(1) Covers 8,000,000 shares of Common Stock issuable upon exercise of warrants.
(2) See item 5 of this Statement on Schedule 13D below for disclosure regarding warrants.
(3) These shares may be deemed to be beneficially owned by Mr. Neibart solely in his capacity as a member and manager of NRDC Capital Management, LLC.

Item 1.	Securities and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the “Common Stock”) of Retail Opportunity Investments Corp., a corporation organized under the laws of the State of Delaware (the “Company”), and warrants to purchase shares of Common Stock (“Warrants”). The principal executive offices of the Company are located at 3 Manhattanville Road, Purchase, New York 10577.

Item 2.	Identity and Background

     (a-c) This statement on Schedule 13D is being filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Reporting Person” and together, the “Reporting Persons”):

(i) NRDC Capital Management, LLC is a limited liability company organized under the laws of State of Delaware (“NRDC Capital”). The principal business address of NRDC Capital is 3 Manhattanville Road, Purchase, New York 10577. NRDC Capital Management has no business activities other than being the sponsor in the formation of the Company. Information regarding NRDC Capital's members and managers is listed below in items (ii) through (v). NRDC Capital has no other executive officers.

(ii) Richard A. Baker is a manager and member of NRDC Capital. Mr. Baker is a U.S. citizen and his principal business address is c/o NRDC Capital Management, LLC, 3 Manhattanville Road, Purchase, New York 10577. Mr. Baker is the Chairman of Lord & Taylor Holdings, LLC. Mr. Baker is also the Executive Chairman and a director of the Company. The Company’s principal business address is 3 Manhattanville Road, Purchase, New York 10577.

(iii) Robert C. Baker is a manager and member of NRDC Capital. Mr. Baker is a U.S. citizen and his principal business address is c/o NRDC Capital Management, LLC, 3 Manhattanville Road, Purchase, New York 10577. Mr. Baker is the Chairman and Chief Executive Officer of National Realty & Development Corporation. National Realty & Development Corporation’s principal business address is 3 Manhattanville Road, Purchase, New York 10577. Mr. Baker is also a director of the Company.

(iv) William L. Mack is a manager and member of NRDC Capital. Mr. Mack is a U.S. citizen and his principal business address is c/o NRDC Capital Management, LLC, 3 Manhattanville Road, Purchase, New York 10577. Mr. Mack is a Senior Partner of AREA Property Partners and the President of the corporate general partners of AREA Property Partners real estate funds. AREA Property Partners’ principal business address is 60 Columbus Circle, New York, New York 10023. Mr. Mack is also a director of the Company.

(v) Lee S. Neibart is a manager and member of NRDC Capital. Mr. Neibart is a U.S. citizen and his principal business address is c/o NRDC Capital Management, LLC, 3 Manhattanville Road, Purchase, New York 10577. Mr. Neibart is a Senior Partner of AREA Property Partners. AREA Property Partners’ principal business address is 60 Columbus Circle, New York, New York 10023. Mr. Neibart is also a director of the Company.

(d-e) The Reporting Persons have not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and amount of Funds and Other Consideration

     The aggregate amount of funds used by NRDC Capital to purchase Warrants to acquire 8,000,000 shares of Common Stock was $8,000,000. NRDC Capital obtained all of such funds from capital contribution of its members. On October 20, 2009, in connection with the consummation of the Framework Transactions, as defined and described below, the Warrants issued by the Company to NRDC Capital became exercisable and the Reporting Persons became beneficial owners of the shares of Common Stock underlying the Warrants.

Item 4.	Purpose of the Transaction

     On October 2, 2007, NRDC Capital entered into a Private Placement Warrant Purchase Agreement (the “Private Placement Warrant Purchase Agreement”) with the Company in connection with the Company's formation and its initial public offering. The Private Placement Warrant Purchase Agreement provided for the purchase of Warrants to purchase 8,000,000 shares of Common Stock by NRDC Capital from NRDC for an aggregate purchase price of $8,000,000. The purchase was consummated on October 23, 2007 and reported by the Company pursuant to a Form 8-K filed with the Commission on October 26, 2007. A copy of the Private Placement Warrant Purchase Agreement was filed as Exhibit 10.16 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 10, 2007.

     The terms of the Warrants are governed by the Warrant Agreement, dated as of October 17, 2007 (the “Warrant Agreement”), between the Company and Continental Stock Transfer & Trust Company. A copy of the Warrant Agreement was filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 27, 2007. The Warrant Agreement provides that the Warrants become exercisable upon the consummation of a “Business Combination”, as defined in the Warrant Agreement.

     The Warrants and shares of Common Stock underlying the Warrants held by NRDC Capital are not registered under the Securities Act of 1933, as amended (the “Securities Act”) and were issued and sold by the Company in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. The Warrants, as well as the shares underlying the Warrants, may not be reoffered or sold by NRDC Capital in the absence of an effective registration statement, or exemption from the registration requirements, of the Securities Act.

     In connection with Private Placement Warrant Purchase Agreement, the Company entered into a registration rights agreement with NRDC Capital (the “Registration Rights Agreement”) on October 17, 2007. A copy of the Registration Rights Agreement was filed as Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 27, 2007. Pursuant to the Registration Rights Agreement, NRDC Capital will be entitled to make up to three demands that the Company register the Warrants and the shares underlying the Warrants. In addition, NRDC Capital has certain “piggy-back” registration rights on registration statements that are subsequently filed.

     On August 7, 2009, the Company entered into a Framework Agreement (the “Framework Agreement”) with NRDC Capital pursuant to which the Company would continue its business as a corporation that will qualify as a real estate investment trust for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2010. On October 20, 2009, the Company consummated the transactions contemplated by the Framework Agreement (the “Framework

Transactions”). A copy of the Framework Agreement was filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2009.

     On October 20, 2009, the Company and NRDC Capital entered into an Amendment to Placement Warrant Purchase Agreement (the “Placement Warrant Purchase Amendment”) which amends the Placement Warrant Purchase Agreement, dated as of October 2, 2007, between the Company and NRDC Capital. The Placement Warrant Purchase Amendment amends the definition of “Business Combination” to, among other things, include the consummation of the Framework Transactions. A copy of the Placement Warrant Purchase Agreement was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 26, 2009.

     On October 20, 2009, the Company entered into the Supplement and Amendment to Warrant Agreement (“Warrant Amendment Agreement”) with Continental Stock Transfer & Trust Company, which amends the Warrant Agreement, dated as of October 17, 2007, between the Company and Continental Stock Transfer & Trust Company. The Warrant Amendment Agreement (i) increases the exercise price of the Warrants to $12.00 per share, (ii) extends the expiration date of the Warrants from October 17, 2011 to October 23, 2014, (iii) limits a warrantholder’s ability to exercise Warrants to ensure that such holder’s Beneficial Ownership or Constructive Ownership, each as defined in the Company’s Second Amended and Restated Certificate of Incorporation, as amended, does not exceed the restrictions contained in the Company’s Second Amended and Restated Certificate of Incorporation, as amended, limiting the ownership of shares of Common Stock, (iv) increases the price at which the Common Stock must trade before the Company is able to redeem the Warrants it issued in its initial public offering from $14.25 to $18.75 and (v) increases the price at which the Common Stock must trade before the Company is able to redeem the Warrants it issued to NRDC Capital from $14.25 to (x) $22.00, as long as the Warrants are held by NRDC Capital or its members, members of its members’ immediate families or their controlled affiliates, or (y) $18.75. The Warrant Amendment Agreement also amends the definition of "Business Combination" to include consummation of substantially all of the Framework Transactions. A copy of the Warrant Amendment Agreement was filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on October 26, 2009.

     As a result of the consummation of the Framework Transactions, on October 20, 2009, NRDC Capital's Warrants became exercisable and the Reporting Persons acquired beneficial ownership of the shares of Common Stock underlying the Warrants.

     As disclosed under Item 2 above, Richard A. Baker is the Executive Chairman and a director of the Company. Mr. Baker became the Company's Executive Chairman on October 20, 2009 and entered into an employment agreement with the Company on October 20, 2009. Mr. Baker's employment agreement provides, among other things, for the grant of 50,000 shares of restricted stock of the Company and 50,000 stock options of the Company, each vesting in equal installments on the first three anniversaries of the grant date thereof. On October 20, 2009, the Company entered into a restricted stock award agreement and an option award agreement with Mr. Baker in connection with these grants. The shares of restricted stock have not yet been issued to Mr. Baker by the Company. A copy of Mr. Baker's employment agreement, restricted stock award agreement and option award agreement was filed as Exhibit 10.5, 10.8 and 10.11, respectively, to the Company's Current Report on Form 8-K filed with the Commission on October 26, 2009.

     This Item 4 (and the other Items of this Schedule 13D) does not provide a complete description of the Private Placement Warrant Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement, the Framework Agreement, the Warrant Amendment Agreement, the Placement Warrant Purchase Amendment or Richard A. Baker's employment agreement, restricted stock award agreement and option award agreement. The above descriptions of these agreements are qualified in their entirety by reference to the actual terms of those agreements, which are incorporated herein by reference.

     The Reporting Persons acquired the Warrants for investment purposes. Subject to, among other things, the Company’s business prospects, prevailing prices and market conditions, the Reporting Persons may dispose of or purchase additional Warrants, shares of Common Stock and/or other securities of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. Other than as set forth above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through and including (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

     (a-b) As of the date of this Statement on Schedule 13D, NRDC Capital is the registered owner of Warrants to purchase 8,000,000 shares of Common Stock. Each Warrant entitles NRDC Capital to purchase one share of Common Stock for $12.00. The Warrants are currently exercisable and NRDC Capital may be deemed to be the beneficial owner of an aggregate of 8,000,000 shares of Common Stock underlying the Warrants, which represents approximately 16.2% of Common Stock outstanding as of the date of this Statement. The percentage of beneficial ownership is based on 41,519,675 shares of Common Stock issued and outstanding as of the close of business on October 20, 2009 and assumes the exercise by NRDC Capital of the Warrants to purchase 8,000,000 shares of Common Stock for a total number of shares of 49,519,675. Acting through its members and managers, NRDC Capital has sole voting and dispositive power over the Warrants and the shares of Common Stock underlying the Warrants.

     As of the date of this Statement on Schedule 13D, Richard A. Baker, Robert C. Baker, William L. Mack and Lee S. Neibart, as members and managers of NRDC Capital, may be deemed to be the beneficial owners of Warrants to purchase 8,000,000 shares Common Stock owned of record by NRDC Capital and the 8,000,000 shares of Common Stock underlying the Warrants. The percentage of beneficial ownership is based on 41,519,675 shares of Common Stock issued and outstanding as of the close of business on October 20, 2009 and assumes the exercise by NRDC Capital of the Warrants to purchase 8,000,000 shares of Common Stock for a total number of shares of 49,519,675. Although NRDC Capital is the record owner of the Warrants to purchase 8,000,000 shares of Common Stock, Richard A. Baker, Robert C. Baker, William L. Mack and Lee S. Neibart, as members and managers of NRDC Capital, have shared voting and dispositive power over the Warrants owned of record by NRDC Capital and the shares of Common Stock underlying these Warrants.

     (c) The following transactions in shares of Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Statement:

Reporting Person	Shares of Common	Date	Price per Share
	Stock
NRDC Capital	10,125,000	October 20, 2009	N/A
Management, LLC

On August 10, 2009, NRDC Capital and the Company entered into a Letter Agreement (the “Letter Agreement Amendment”) that amended the Letter Agreement, dated as of October 17, 2007, among NRDC Capital, the Company and Banc of America Securities LLC. Banc of America Securities LLC acknowledged and agreed to the Letter Agreement Amendment on August 13, 2009. The Letter Agreement Amendment provided for, among other things, cancellation of 10,125,000 shares of Common Stock owned by NRDC Capital prior to or upon the consummation of the Framework Transactions. On October 20, 2009, the NRDC Capital cancelled such shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to the disclosure set forth in Item 4 of this Statement, which disclosure is incorporated herein by reference.

     On October 20, 2009, the Company entered into the Termination of Co-Investment Agreement (the “Termination of Co-Investment Agreement”) with NRDC Capital. The Termination of Co-Investment Agreement terminates the Co-Investment Agreement, dated as of October 9, 2007, between the Company and NRDC Capital and the Company’s obligation to issue, and NRDC Capital’s obligation to purchase, an aggregate of 2,000,000 of the Company’s units (each unit consisting of one share of Common Stock and one Warrant) at a price of $10.00 per unit for an aggregate purchase price of $20,000,000. A copy of the Termination of Co-Investment Agreement is attached as Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the Commission on October 20, 2009 and is incorporated herein by reference.

     Other than as described in this Item 6 and in Item 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the Company’s securities.

Item 7.	Material To Be Filed as Exhibits.

Exhibit
Number	Description of Exhibit

1	Joint Filing Agreement, dated as of October 30, 2009, by and among NRDC Capital Management, LLC, Richard A. Baker, Robert C. Baker, William L. Mack and Lee S. Neibart.

2	Private Placement Warrant Purchase Agreement, dated October 2, 2007, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on October 10, 2007).

3	Warrant Agreement, dated as of October 17, 2009, between NRDC Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on September 27, 2007)

4	Registration Rights Agreement, dated as of October 17, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on September 27, 2007).

5	Framework Agreement, dated as of August 7, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2009).

6	Supplement & Amendment to Warrant Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Continental Stock Transfer & Trust Company

(incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

7	Amendment to Placement Warrant Purchase Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

8	Employment Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

9	Restricted Stock Award Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

10	Option Award Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

11	Termination of Co-Investment Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2009
NRDC CAPITAL MANAGEMENT, LLC

	By:	/s/ Richard A. Baker Name: Richard A. Baker Title: Manager

	By:	/s/ Richard A. Baker Richard A. Baker

	By:	/s/ Robert C. Baker Robert C. Baker

	By:	/s/ William L. Mack William L. Mack

	By:	/s/ Lee S. Neibart Lee S. Neibart

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

1	Joint Filing Agreement, dated as of October 30, 2009, by and among NRDC Capital Management, LLC, Richard A. Baker, Robert C. Baker, William L. Mack and Lee S. Neibart.

2	Private Placement Warrant Purchase Agreement, dated October 2, 2007, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on October 10, 2007).

3	Warrant Agreement, dated as of October 17, 2009, between NRDC Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on September 27, 2007

4	Registration Rights Agreement, dated as of October 17, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-144871) filed with the Securities and Exchange Commission on September 27, 2007).

5	Framework Agreement, dated as of August 7, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2009).

6	Supplement & Amendment to Warrant Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

7	Amendment to Placement Warrant Purchase Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

8	Employment Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

9	Restricted Stock Award Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

10	Option Award Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and Richard A. Baker (incorporated herein by reference to Exhibit

10.11 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)

11	Termination of Co-Investment Agreement, dated as of October 20, 2009, between NRDC Acquisition Corp. and NRDC Capital Management, LLC (incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009)